Appendix E: Supporting Documents

Please note that all of the information hosted on the WeVidIt App may be found in Appendix A: Business Description & Plan. Refer to Appendix A in the Form for a description of the material content of such information of the project. Further such disclosures on risks can be found within "Risk Factors" in this Form, as well as in the text of the Offering Agreement found in Appendix B, A video associated with the Offering is publicly available on https://app.wevidit.com/. A transcript of the video is below:

Transcript:

0:03 i know it looks good
0:04 but nothing is ever as it seems
0:06 especially in the hamptons
0:08 not everybody in the hamptons has money
0:10 it's mostly hard-working families
0:12 [Music]
0:13 every day is made up of hundreds of
0:15 choices
0:16 some choices are more important than
0:18 others but they will affect our lives
0:20 whether we like it or not
0:22 and i can't help wondering is it god's
0:24 will i don't believe in god
0:26 or is it mine
0:30 because some strange things have been
0:42 happening
0:46 congresswoman gabriella dixon returned
0:49 to her hometown
0:50 to fight for stronger laws against
0:52 texting while driving
0:54 hiding more pastors looked like that
0:56 maybe i'd go to church more
0:58 i would like to thank everyone for
1:00 coming out
1:01 come on it's the last week of summer we
1:04 have to do something
1:05 so that was last night enough mom
1:08 you're always up in my business do
1:12 something i wanted that's enough
1:14 this is cool you're scaring them even
1:17 your boy jesus lost it right

1:19 trashed a couple of tables
1:22 it's a shame really a chance is what we
1:26 have
1:26 to pray for those two boys in the
1:28 hospital who are fighting for their
1:30 lives
1:32 congresswoman how long will you be in
1:33 town for as long as it takes
1:35 the police are still doing their
1:37 investigation we're pulling for you guys
1:39 we are david and scott get well get well
1:41 soon to you and your families our hearts
1:43 are with you

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